Exhibit 99.1

IGI Announces that the SEC has Declared its Registration Statement on Form F-1 Effective

HAMILTON, Bermuda, 27 April, 2020 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today announced that its registration statement on Form F-1 was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on April 27, 2020. Such declaration does not imply that the SEC has approved or opined on the merits of the offering.

The registration statement was filed in accordance with contractual arrangements related to IGI’s recently completed business combination with Tiberius Acquisition Corporation which closed on March 17, 2020.  The registration statement registers for resale certain shares and warrants issued in connection with the business combination as well as shares issuable upon the exercise of the warrants issued in connection with the business combination. This filing can be found on IGI’s website in the Investor Section under SEC Filings.

This press release does not constitute an offer or sale of, or the solicitation of an offer to buy, securities of the Company nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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About IGI:
IGI is a niche international specialist commercial insurer and reinsurer, underwriting a diverse portfolio of specialty lines. Established in 2002, IGI is an entrepreneurial business with a worldwide portfolio of energy, property, construction & engineering, ports & terminals, financial institutions, casualty, legal expenses, general aviation, professional indemnity, marine liability, political violence, forestry and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Dubai, Amman, Labuan and Casablanca, IGI always aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

Forward-Looking Statements:
This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance, projected financial information and statements regarding the anticipated financial impact of the business combination with Tiberius Acquisition Corporation. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the potential inability to recognize the anticipated benefits of the transaction with Tiberius, which may be affected by, among other things, competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (2) costs related to the transaction; (3) changes in applicable laws or regulations; (4) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (5) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq following the closing of the transaction; (6) the outcome of any legal proceedings that may be instituted against the parties in connection with or related to the business combination agreement and the transactions contemplated therein; (7) the potential effects of the COVID-19 pandemic; and (8) other risks and uncertainties indicated from time to time in IGI’s registration statement on Form F-1, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, any financial projections and forward-looking statements which IGI issues are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such financial projections and forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

International General Insurance Investor Contact:
Robin Sidders, Head of Investor Relations
T: + 44 (0) 20 7220 4937
M: + 44 (0) 7384 514 785
Email: robin.sidders@iginsure.com

Transfer Agent Contact:
Continental Stock Transfer & Trust Company
Account Administration Group
1 State Street
New York, New York 10004-1561
Attention: Tinka Welch
T: 212 845 3274
Email: twelch@continentalstock.com